Exhibit 12.1

Computation of Ratios of Earnings (Loss) to Fixed Charges and Preference Securities Dividends (Unaudited)

	For The Year Ended December 31,
	2011		2010	2009	2008	2007
EARNINGS (LOSS)
Earnings (loss) from continuing operations before cumulative effect	$4,810,824		$11,198,735	$(265,275,420)	$(23,198,491)	$7,982,844

Add fixed charges	16,885,772		10,390,228	5,337,082	5,212,793	5,814,147

Add amortization of capitalized interest	21,984		21,397	3,441,736	37,355	39,511

Subtract preference securities dividends	(10,187,474)		(2,405,895)	—	—	—

Subtract capitalized interest	—		—	—	(304,342)	(587,884)

Earnings (loss) available for fixed charges and preference securities dividends	$11,531,105		$19,204,465	$(256,496,602)	$(18,252,685)	$13,248,618

FIXED CHARGES
Interest cost, amortization of debt costs and capitalized interest	$16,885,772		$10,390,228	$5,337,082	$5,212,793	$5,814,147

Ratio of earnings (loss) to fixed charges and preference securities dividends	X	(1)	1.85	X (1)	X (1)	2.28

X(1)

Due to the Company’s losses for the year ended December 31, 2008, the ratio coverage was less than 1:1. The Company must generate additional earnings of $23,465,478 to achieve a coverage ratio of 1:1. Due to the Company’s losses for the year ended December 31, 2009, the ratio coverage was less than 1:1. The Company must generate additional earnings of $261,833,684 to achieve a coverage ratio of 1:1. Due to the Company’s losses for the year ended December 31, 2011, the ratio coverage was less than 1:1. The Company must generate additional earnings of $5,354,666 to achieve a coverage ratio of 1:1.